

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Lauren Goldberg
Executive Vice President and
    General Counsel
Revlon Consumer Products Corporation
237 Park Avenue
New York, New York 10017

        Re: **Revlon Consumer Products Corporation (Company)**
                Form S-4
                File No.: 333-188713

Dear Ms. Goldberg,

In your letter dated August 19, 2013, you state that the Company on February 8, 2013 completed a private placement of $500 million aggregate principal amount of 5.75% Senior Notes due 2021 (Original Notes). In connection with the private placement, the Company entered into a registration rights agreement pursuant to which the Company agreed to file with the Commission and use its reasonable best efforts to cause to become effective by September 6, 2013 a registration statement relating to an offer to exchange the Original Notes for registered notes (Exchange Notes) with terms identical in all material respects to the Original Notes (A/B Exchange). On May 20, 2013 the Company filed the above-referenced Registration Statement on Form S-4 to register the A/B Exchange. On August 5, 2013, you state that the Company announced that it had entered into an agreement to acquire The Colomer Group Participations, SL (TCG), a privately-held Spanish beauty care company, in an approximately $660 million all-cash transaction. You state that the consummation of that acquisition is expected to occur in the fourth quarter of 2013. Your letter addresses the financial statements and other financial information required by Rules 3-05 and 11 of Regulation S-X to be included in the Registration Statement with respect to the probable TCG acquisition.

Your letter indicates that TCG prepares its financial statements pursuant to IFRS as adopted by the European Union (EU). Based on that financial information, you state that the acquisition will be significant to the Company based on the asset and pretax income from continuing operations tests at less than 40%, and the Company does not believe that the differences between US GAAP and IFRS as adopted by the EU would be sufficiently material to cause such tests to exceed the 50% threshold. However, based on the purchase price compared to the Company's audited consolidated assets as of December 31, 2012, you indicate the acquisition will be significant slightly in excess of 50%, but would be significant at less than 50% if compared to the Company's unaudited consolidated assets as of June 30, 2013. For this reason and the other reasons stated in your letter, you propose to exclude the financial statements of TCG, including a footnote reconciling the financial statements from IFRS as adopted by the EU to US GAAP and audited for the three years ended December 31, 2012 in accordance with US GAAS, from the Registration Statement.

Barring a prior significant business acquisition in 2013 that was previously reported on Form 8-K, the significance tests specified in Rule 1-02(w) for purposes of Rule 3-05 of Regulation S-X are required to be based on the Company's audited financial statements as of its prior fiscal year end. We note that the investment test does not involve amounts from TCG's financial statements that may be subject to change when audited. We also note there is only a small difference in significance based on changes in the Company's consolidated assets between December 31, 2012 and June 30, 2013, indicating the probable acquisition of TCG is very material to the Company. The staff believes the probable acquisition of TCG is the type of event which Item 14(e) of Form S-4 was written to cover and requires the Company to provide material information to purchasers of the registered Exchange Notes from the holders of the Original Notes subsequent to effectiveness of the Registration Statement and consummation of the A/B Exchange.

Based on the information provided, the staff objects to the omission of the financial statements of TCG pursuant to Rule 3-05 (audited in accordance with US GAAS for the three years ended December 31, 2012; unaudited for the six months ended June 30, 2013 and 2012), and related pro forma information, from the Registration Statement. The financial statements of TCG may either be prepared in accordance with IFRS as issued by the IASB, or in accordance with IFRS as adopted in the EU and reconciled to US GAAP.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant